Tidal Trust II 485APOS

Exhibit 99.(h)(iv)(i)

Rule 12d1-4

Fund of Funds Investment Agreement

Schedule B

Fidelity Trust	Acquired Funds
Fidelity Commonwealth Trust	All current and future series
Fidelity Covington Trust	All current and future series *excluding Fidelity Disruptors ETF
Fidelity Greenwood Street Trust	All current and future series *excluding Fidelity Municipal Bond Opportunities ETF
Fidelity Merrimack Street Trust	All current and future series

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